Exhibit 99.1

Ballard Signs Joint Development Agreement with Chart Industries For Heavy-Duty Mobility Onboard Hydrogen Solutions

VANCOUVER, BC and ATLANTA, Feb. 10, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has signed a non-binding Memorandum of Understanding (MOU) with Chart Industries, Inc. ("Chart"; www.chartindustries.com; NYSE: GTLS) - a leading diversified global manufacturer of highly engineered equipment for the industrial gas and clean energy industries - for the joint development of integrated system solutions that include a fuel cell engine with onboard liquid hydrogen ("LH2") storage and vaporization for the transportation industry, with a focus on heavy-duty applications including buses, trucks, rail and marine vessels.

Both Ballard and Chart have provided hydrogen solutions and equipment to industry for multiple decades (nearly 100 years in total), including a very rapid increase in sales activity in 2020 and year-to-date 2021. This collaboration of two industry veterans is targeted to enable accelerated adoption of hydrogen in heavy-duty transport applications requiring long range, rapid refueling and lowest total cost of ownership of the vehicle.

Liquid hydrogen is well-suited for the transportation industry as its higher density, lower pressure, and ease of filling via liquid hydrogen pump contributes to the ability for larger mobile equipment to travel longer distances, similar to what is possible today with diesel fuel. As part of the development agreement -

•	Chart will provide:
•	Liquid hydrogen expertise from liquefaction plant to storage, fueling & onboard tanks
•	Extensive truck LNG tank experience
•	An existing liquid hydrogen onboard vehicle tank prototype design
•	Fuel to vehicle connection / interface experience
•	LH2 test lab in Minnesota, United States
•	Ballard will provide:
•	Proton exchange membrane ("PEM") fuel cell technology expertise
•	PEM fuel cell stacks, modules and systems
•	Fuel cell mobility experience with over 70m km of vehicle operation
•	Market access to System Integrators and vehicle OEMs
•	Fuel cell testing facilities in British Columbia, Canada and Denmark

"Given both of our companies' extensive experience in the Class 8 long haul truck, bus, rail and marine areas of transportation as well as hydrogen, this combination of expertise will create a unique, differentiated and cost-effective solution for transportation customers as the industry moves to cleaner power," stated Jill Evanko, Chart's CEO and President.  "We are proud to partner with Ballard, a global proven and focused leader in hydrogen."

Randy MacEwen, Ballard President and CEO added, "Chart Industries is a strong partner for development of integrated and optimized hydrogen solutions that include storage of liquid hydrogen  for our fuel cell engines. Together with Chart, we intend to help simplify customers' buying decisions, regardless of the specific Heavy-Duty Motive application being addressed."

About Chart Industries, Inc.

Chart Industries, Inc. is a leading independent global manufacturer of highly engineered equipment servicing multiple applications in the Energy and Industrial Gas markets.  Our unique product portfolio is used in every phase of the liquid gas supply chain, including upfront engineering, service and repair.  Being at the forefront of the clean energy transition, Chart is a leading provider of technology, equipment and services related to liquefied natural gas, hydrogen, biogas and CO2 Capture amongst other applications. We are committed to excellence in environmental, social and corporate governance (ESG) issues both for our company as well as our customers.  With over 25 global locations from the United States to Asia, Australia, India, Europe and South America, we maintain accountability and transparency to our team members, suppliers, customers and communities.  To learn more, visit www.chartindustries.com.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com; Wade Suki +1.832.524.7489, wade.suki@chartindustries.com, http://ir.chartindustries.com/

CO: Ballard Power Systems Inc.

CNW 17:00e 10-FEB-21